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                                                                    Exhibit 99.1


[VIVENDI LOGO]


                        VIVENDI UNIVERSAL PRESS RELEASE


PARIS, SEPTEMBER 24, 2003 - At the request of the U.S. Securities and Exchange Commission, pursuant to Section 1103 of the Sarbanes-Oxley Act, the United States Federal Court in New York City today entered an order prohibiting Mr. Messier from executing on the judgment rendered by the New York State Court on September 11, 2003.

This decision, which will stay in place until a further order of the Federal Court, also prevents Vivendi Universal S.A. and its banks from paying any funds to Mr. Messier pursuant to the September 11, 2003, judgment. The Court also ordered Vivendi Universal S.A. to place the funds that it would otherwise be required to pay to Mr. Messier into an escrow account opened by Vivendi Universal S.A. under the control of the Federal Court in New York.

In addition, Vivendi Universal S.A. will continue to pursue its appeal from the New York State Court judgment that confirms Messier's arbitration award.

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (<www.sec.gov>) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

Contacts:
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Media
Antoine Lefort
+33 (0)1 71 71 11 80
Agnes Vetillart
+33 (0)1 71 71 30 82
Alain Delrieu
+33 (0)1 71 71 10 86